SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07026370

August 20, 2007

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published August 21, 2007.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
August 21, 2007	Press Release	Skanska to develop and construct the Stora Bernstorp retail center in Burlöv, northeast of Malmö	law and by the listing agreement with Stockholm Stock Exchange

dlw 9/14

Press Release

August 21, 2007
08:30 am CET

Skanska to develop and construct the Stora Bernstorp retail center in Burlöv, northeast of Malmö

Skanska is developing the new Stora Bernstorp retail center in Burlöv Municipality. Skanska's investment amounts to approximately SEK 420 M.

The first stage, currently being initiated, comprises three buildings totaling 28,000 square meters and is scheduled to be completed in the autumn of 2008. Contracted tenants include Coop Forum, Intersport, Jysk and Flügger. A contract has also been signed for one of Sweden's largest electronics retail stores that will open in the Stora Bernstorp retail center.

When fully completed, the center will encompass a total of 35,000 square meters of retail space.

"Demand for retail space in attractive locations continues to be strong," says Cecilia Fasth, President of Skanska Fastigheter Göteborg. "Most of the first stage has been leased before construction has even started. Stora Bernstorp will be a significant retail center in the Malmö region with both established retail chains and new players."

The new retail center is being constructed in Burlöv Municipality, northeast of Malmö where Highway 11 intersects with Yttre Ringvägen (E6/E20/E22 beltway). The construction project is being carried out by Skanska Sweden.

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg AB,
tel +46 70 528 38 15
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

END